IN THE MATTER OF

FILE NO. 70-9627

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

CERTIFICATE OF NOTIFICATION PURSUANT TO RULE 24

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

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Allegheny Energy, Inc.   Allegheny Energy Supply Company, LLC
10435 Downsville Pike   4350 Northern Pike
Hagerstown, MD 21740   Monroeville, PA 15146-2841

The Potomac Edison Company   Allegheny Energy Service Corporation
(d/b/a Allegheny Power)   10435 Downsville Pike
10435 Downsville Pike   Hagerstown, Maryland 21740
Hagerstown, Maryland 21740

_____

THIS IS TO CERTIFY THAT in accordance with the terms and conditions of, and for the purposes represented by, the Application/Declaration referenced herein and the related Orders of the Securities and Exchange Commission with respect thereto, Applicants have carried out the transactions listed below:

Pursuant to Holding Co. Release No. 27399 issued in File No. 70-9627, the Applicants, on June 1, 2001: (1) formed a special purpose entity ("Green Valley Hydro, LLC") for the purpose of holding the Virginia Hydros; (2) transferred the Virginia Hydros, at book value as of the date of the transfer to Green Valley Hydro, LLC, as a capital contribution in exchange for all the membership interests in Green Valley Hydro, LLC; (3) dividend in-kind all membership interests in Green Valley Hydro, LLC, to Allegheny; and 4) merged AE Units 1 and 2, LLC with Allegheny Energy Supply Company LLC.

This Certificate of Notification is filed pursuant to the Commission's Order in this proceeding after the end of the six months during which the above-described transactions were consummated. Further Certificates of Notification will be filed as to the carrying out of any future transactions under authorization of the aforesaid Order and "past tense" opinions of counsel as to all of the transactions authorized by the Order will be filed at the time the last of such transactions has been carried out.

ALLEGHENY ENERGY, INC.

/s/ MARLEEN BROOKS

Marleen Brooks
Secretary of Allegheny Energy, Inc.

Date: August 9, 2001